SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 19 January 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

This announcement contains inside information.

DC18-018	19 January 2018

COURT RULES RPI REMAINS THE RELEVANT INDEX FOR PENSION INCREASES IN SECTION C OF BT PENSION SCHEME

In December 2017, we sought a decision from the High Court as to whether it would be possible to change the index used to calculate pension increases paid in the future to members of Section C of the BT Pension Scheme (BTPS) from the Retail Prices Index (RPI) to another index.
The High Court has handed down the judgment today which confirms that it is currently not possible to change from RPI to another index.  We are disappointed with the decision and will now consider the judgment in detail in order to decide next steps, including the possibility of an appeal. The relevant index for pension increases for members in Sections A and B of the BTPS remains unchanged as the Consumer Price Index (CPI).

Other pension matters

The triennial valuation is proceeding and constructive discussions continue with the BTPS Trustee and we still expect to complete the valuation in the first half of the 2018 calendar year.
We continue to review the future pension benefits under our main defined benefit and defined contribution schemes in the UK, with the objective of providing fair, flexible and affordable pensions. We have just completed a consultation with our affected employees and are now considering their feedback before concluding the review.

Note:

The membership of the BTPS as at 31 March 2017 is analysed below:

	Active members	Deferred members	Pensioners	Total
Sections A and B	11,500	25,500	176,000	213,000
Section C	21,000	38,500	23,500	83,000
Total	32,500	64,000	199,500	296,000

-     Ends -

The person responsible for making this announcement is Dan Fitz, BT's Company Secretary.

For more information, visit www.btplc.com

Enquiries

Press office:
Dan Thomas	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 19 January 2018